Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: December 22, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve an extension of the Development Agreement, on the terms and conditions set forth in Exhibit A to the Proxy Statement, for a period of up to three years commencing January 5, 2022.	☐	☐	☐

1.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the extension of the Development Agreement, as set forth in Proposal No. 1 of the Proxy Statement?

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 1.	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.

	For	Against	Abstain
2. To approve Mrs. Siboni Scherf's Compensation as set forth in Proposal No. 2 to the Proxy Statement, for a period of three years commencing on January 28, 2022.	☐	☐	☐

2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval Mrs. Siboni Scherf's Compensation, as set forth in Proposal No. 2 of the Proxy Statement?

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 2.	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

	For	Against	Abstain
3. To approve the Amended and Restated Compensation Policy for the Company's directors and officers, in the form attached as Exhibit B to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 3 of the Proxy Statement.	☐	☐	☐

3(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 3 of the Proxy Statement?

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 3.	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.

	For	Against	Abstain
4. To approve Equity Grant to Mr. Moshe Scherf, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐

4(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the Equity grant to Mr. Scherf, as set forth in Proposal No. 4 of the Proxy Statement?

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4.	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held January 31, 2022 For Holders as of December 27, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. New York Time January 25, 2022.

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on January 25, 2022)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business **December 27, 2021**, at the Company’s **Extraordinary General Shareholders Meeting to be held on January 31, 2022, at 3:00 p.m. (Israel time),** at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming AGM and EGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903